Exhibit 99.1

Management's Discussion and Analysis

December 31, 2015

Management's Discussion and Analysis
Dated as of April 12, 2016
This Management's Discussion and Analysis (MD&A) is dated April 12, 2016, and should be read in conjunction with the audited financial statements for the year ended December 31, 2015.  This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com.

INTRODUCTION
The following Management Discussion and Analysis ("MD&A") is management's assessment of Genoil Inc.'s financial and operating results and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes for the twelve months ended December 31, 2015 and the audited financial statements and MD&A for the year ended December 31, 2015.  This commentary is based upon information available to April 12, 2016.
This MD&A complements and supplements the disclosures in our unaudited interim condensed consolidated financial statements, which have been prepared according to International Financial Reporting Standards ("IFRS").
Additional information relating to Genoil, including Genoil's financial statements can be found on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.org the Company's website at www.genoil.ca
The Company's principal activity is the development of innovative hydrocarbon and oil and water separation technologies.
Basis of Presentation – The financial statements, MD&A and comparative information have been prepared in Canadian dollars unless otherwise indicated and in accordance with International Financial Reporting Standards ("IFRS").
The Company's securities trade on the NASDAQ OTC Bulletin Board (Symbol: GNOLF).
The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this MD&A constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events or results and may include statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Genoil.  Particularly, statements regarding our future operating results and economic performance are forward-looking statements.  In some cases, forward-looking information can be identified by terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

These statements are based on certain factors and assumptions regarding expected growth, results of operations, performance and business prospects and opportunities.  While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Forward looking-information is also subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect.  These factors include risk associated with loss of market, volatility of commodity prices, currency fluctuations, environmental risk, and competition from other producers and ability to access sufficient capital from internal and external resources.
Other than as required under securities laws, we do not undertake to update this information at any particular time.
All statements, other than statements of historical fact, which address activities, events, or developments that Genoil expects or anticipates will or may occur in the future, are forward-looking statements within the meaning of applicable securities laws.  These statements are subject to certain risks and uncertainties, and may be based on estimates or assumptions that could cause actual results to differ materially from those anticipated or implied.
Further, the forward-looking statements contained in this MD&A are made as of the date hereof, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, as a result of new information, future events or otherwise, except as may be required by applicable securities laws.  The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Certain risk factors associated with these forward-looking statements include, but are not limited to, the following:
•  Adverse changes in foreign currency exchange rates and/or interest rates;
•   Competition for capital, asset acquisitions, undeveloped lands, and skilled personnel;
• Adverse changes in general economic conditions in Western Canada, Canada more generally, North America or globally;
•  Adverse weather conditions;
•  The inability of Genoil to obtain financing on favorable terms, or at all;
•  Adverse impacts from the actions of competitors; and
• Adverse impacts of actions taken and/or policies established by governments or regulatory authorities including changes to tax laws, incentive programs, and environmental laws and regulations.

2016 Planned Annual Meeting
The company plans to hold an annual meeting shortly after the completion of the 2015 year end financials.
BUSINESS OF THE CORPORATION
Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.
The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.
Genoil has been primarily involved in the development and commercial applications of its modular proprietary heavy oil upgrading technology – based on proven principles of the fixed bed reactor, which have been in operation for over fifty years. Genoil has a strategic relationship with a major engineering firm, and we are working on developing relations with three more, giving Genoil the surge capacity to add thousands of engineers, the project risk management experience, and engineering know-how, technological and project process warranties, to apply to any project and enable the company to execute projects in excess of one million barrel per day.
SUMMARY
The last 18 months have been very good for Genoil. The company signed a $700 million dollar contract with Zhongjie Petrochemical, a technological guarantee and marketing agreement with Beijing Petrochemical, received a $5 billion dollar LOI dated April 2016 from a large Chinese bank for a project in the Middle East. What this demonstrates is successful strategic positioning as well as forward progression in all areas of focus. It should be noted that in these difficult times for the oil industry Genoil's projects are so important that the financing will be made available as evidenced by this LOI.  There is almost no new funding available in the entire world oil industry for new projects. We attribute this to the low operating and capital cost of the Genoil GHU upgrading and desulfurization process. Please see details below.
The Genoil Hydroconversion Upgrader GHU®  Desulfurization & upgrading in one pass
Technological overview
The Genoil GHU is a full upgrading and desulfurization process that converts low quality, high sulfur crude oil into much more valuable high quality grade crude oil without environmental impurities. The Genoil GHU technology is guaranteed by our EPC partner Shaanxi Yanchang Petroleum group (Beijing Petrochemical), which has $43 billion dollars in assets. The Genoil technology adds hydrogen to crude oil thereby reducing the carbon content of a barrel of crude oil and increasing API.

The Genoil Upgrading and desulfurization technology is designed to be modular with the smallest reactor being 20,000 barrels per day. This modular design enables Genoil to place multiple 20,000 – 50,000 bpd reactors adjacent to each other.  This modular design limits design costs, and allows Genoil to build large upgrading project of over one million barrels per day. The GHU has a much lower cost than delayed coking and can operate at scales of well over 500,000 bpd at a much lower cost than existing technologies.  What this means is that refineries will pay much more money for a Genoil syncrude feedstock because it will yield much higher value refined products. The Genoil syncrude has greatly reduced carbon, sulfur and nitrogen levels, which are the main causes of greenhouse gasses and air pollution.
The Genoil Hydroconversion Upgrader (GHU®), is not a technology designed from scratch, but is an improvement on the proven fixed bed reactor technology. Fixed bed reactors constitute about 80% of the world reactor market. The technology employs hydrogen addition and not carbon rejection, therefore there is little to no loss of output product unlike with carbon rejection. The GHU® technology converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter much more valuable crude oil that yields higher quality distillates for conventional refining at a much lower cost.
The GHU solves key heavy oil development challenges and does so at up to 75% less cost. The Genoil technology was commissioned at Conoco Canada's battery site at their bitumen oil field in Kerrobert Saskatchewan. Conoco carefully monitored the upgrading of bitumen from 8.5 API with a sulfur level of 5.14%, the GHU converted this bitumen to 24.5 API with a sulfur content of 0.24%. The upgrading was done with Conoco's engineers viewing the administration & operation of the Genoil GHU upgrader at their oil field.
Conoco collected all samples on the feed, product and gas streams and had them analyzed by CORE Laboratories in Calgary, Alberta and NTEC. Of major interest, is the 96% conversion rate and 92.5% desulfurization done at mild operating conditions.
Depending on the feedstock, the Genoil process can create a spread of over $30.00 per barrel. There are 900 billion barrels globally which can be upgraded, making crude oil upgrading one of the largest and most profitable market opportunities in the world.
The GHU®'s is based on a standard fixed bed reactor, but the unique intellectual property is in its hydroconversion design and mixing devices.  A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst.  As a result, hydroconversion can be achieved at milder operating conditions than other fixed bed reactors. The Genoil Upgrader has proved that it can achieve a greater Liquid Hourly Space Velocity (LHSV) than current processes in the magnitude of 25%. This breakthrough allows for a similar reduction percentage value in operating costs. In essence, it means that it can debottleneck existing infrastructure by providing the option of greater capacity throughput at greater efficiencies. One added benefit is that a GHU converts crude oil which does not meet pipeline specification so that it can be transportable by pipeline without the need for diluent and making it compatible for processing in existing refineries.

By increasing the yield of light products and decreasing the residual portion of a heavy crude stream, heavy crude or bitumen becomes more compatible with existing refineries. There are many heavy and extra heavy crudes which are very difficult feedstocks for existing refineries to process.  These heavier crudes are characterized by high sulfur content and yield a high portion of low value residual product. Typically these crudes are very difficult to refine, thus they have a limited market. There is tremendous interest by refineries and national oil companies for upgrading heavy crude so that existing refineries can utilize it. Genoil is currently pursuing business with critical players in almost all of the oil producing countries. Genoil is currently better positioned than any company to realize meaningful upgrading contracts. For example, the United Arab Emirates has 10% of the world's oil reserves and Genoil Emirates is in great position to capture much of the local upgrading market.
The Genoil Upgrader Technology is based on non-destructive, catalytic hydrogenation, and flash separation. The main feature of the Genoil Upgrading Process is the standard Fixed Bed Reactor, and the patented introduction of hydrogen into each reactor. The Genoil technology is modular and has great flexibility to accommodate a range of process objectives. The GHU is a much improved hydrogenation process that upgrades and increases the yields from high sulphur; acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels. The GHU can convert the by-products from the upgrading process into on-site energy, rather than generating large volumes of waste and low value coke.
Upgrading heavy oil is essentially a very undeveloped industry and could become one of the largest potential industries in the world.  Most of the oil presently coming out of the ground is light, in the vicinity of 86 million barrels a day, or 27.5 billion barrels a year of 400 billion barrels of light oil reserves remaining.  It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years.
If desired, the Genoil Upgrading Process can yield zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue.  The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste by-product such as coking of 30%.
STRONG FINANCIAL BACKING
Genoil has been looking for strategic relationships to strengthen our competitive position in the marketplace. In April 2016 a Genoil led consortium received a $ 5 billion USD letter of intent (LOI) from a major bank in China for a 500,000 barrel per day upgrading and desulfurization project in the Middle East. This project has the intent to be scaled up to 3.5 million barrels per day. Executives of Genoil recently returned from a business trip to Beijing and Middle East and are working diligently on this opportunity. The recent oil price has not changed the Chinese interest in the GHU®, but has in fact increased it due to the GHU's ultra low operating costs as compared with existing technology.

GHU MARKET POSTIONING & STRATEGY
Worldwide interest in Genoil is stronger than ever. The signing of the recent contract has lead to a restarting of negotiations in the Middle East to supply over one million barrels per day of crude oil to the Chinese market.  The corporation is not only pursuing its relationships in the Middle East but also globally in South America and Russia. We feel the timing for this potential funding for upgrading projects is perfect, as many countries are in need of cash and are desirous to increase revenue growth. The Chinese support Genoil to secure world stable energy resources. Genoil and Chinese thinking are focused on long term planning and not short-term market fluctuations. The Company remains committed to developing commercial opportunities in the Middle East for the foreseeable future.
Our business strategy has been to quickly finalize all business deals that the company had failed to execute in the past. The company has been increasing its sales force, building strong internal capabilities that has enabled the company to develop a much more efficient sales approach.  The company is now in contact with almost all national oil companies, NIOC's and various energy ministries around the world.
In late 2015 Genoil signed a strategic alliance with an Engineering Procurement and Construction company - Beijing Petrochemical Engineering Company, a subsidiary of Shaanxi Yanchang Petroleum Group Corp., the fourth largest petroleum company in China and a Fortune 500 Company with over $43 billion dollars in assets, and over $25 billion dollars a year in revenues. The alliance will strengthen Genoil both in engineering and sales resources, allowing Genoil to offer clients full EPC services and to develop sales and marketing for Genoil's GHU technology around the world.  The relationship will also enhance the company's ability to execute major projects.

GENOIL GHU TECHNOLOGICAL GUARANTEE

As part of the agreement, BPEC will be Genoil's EPC contractor, and will offer clients EPC projects and Genoil technology process guarantees for projects based on the Genoil GHU Technology. BPEC will support Genoil on projects and has large engineering resources, enough to design heavy oil projects of over one million barrels per day.

Both parties have a combined strategy and strong willingness to finalize contracts and are pursuing Genoil leads with a joint marketing and sales effort inside and outside of China.
BPEC and Genoil's senior management are in regular contact with CEO's of many major oil companies, and will support Genoil with joint presentations all around the world to contribute to finalizing sales.

HEAVY OIL IMPORTANCE
Heavy oil reserves are more than double those of light oil. The Genoil GHU can increase the value of crude oil by $30 - $40 per barrel depending on the feedstock. If Genoil applies it's technology to the 900 billion barrels of heavy oil reserves the GHU could create a $40 trillion dollar market. Much of the heavy oil reserves have a lower extraction -cost and are more competitive than deep offshore and shale oil.

The global oil and gas industry is being impacted by the declining availability of low cost replacement reserves. This has resulted in marked shifts in the demand and supply landscape. Genoil believes that, despite the recent emergence of light shale oils, deep-sea offshore drilling, the long-term supply and demand for oil globally will require the development lower cost resources, including heavy oil. Heavy oil developments can be segregated into two types: conventional heavy oil that flows to the surface without thermal enhancement and non-conventional heavy oil and bitumen.

The oil reserves that Genoil is targeting is conventional heavy oil that flows from the surface. We see this oil as more competitive than deep offshore drilling and fracking, light shale oil reserves.

Production of conventional heavy oil has been steadily increasing worldwide, led by the Middle East, Canada and Latin America but with significant contributions from most other oil basins, including the Far East. This has cost refiners billions of dollars as they must retrofit their refineries to handle this heavier and more-sour feedstock supply. Even without the impact of the large non-conventional heavy oil projects in Canada and Venezuela, world heavy oil production has become increasingly more common.

Genoil's priority has been on signing upgrading contracts that will monetize its primary technology, the Genoil GHU upgrader. Genoil is flexible with its business models and is open to a wide range of GHU applications. The main GHU upgrading model is to capture a royalty on the profitability spread created from the GHU, for every produced barrel created. The corporation has streamlined and reduced its cost to run a more efficient and financially stable existing business. This includes building organizational capability and implementing the best sales and management processes to achieve our business objectives.
During the quarter ended December 31, 2015, the Company did not generate any revenue. The Company expects revenue to be booked and associated cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property or the sales of Crystal oily water separators. The Corporation has accumulated losses of over $82 million to date and is not realizing any cash flow as it has not attained commercial operations in connection with its various patents and technology rights. Genoil has principally been a technology research and development company. Commercialization efforts are underway for GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of heavy sour crudes around the world and believes that there is strong market potential for this technology. Management estimates that there are approximately 900 billion barrels of heavy oil reserves and current production from those reserves is 9 million barrels per day of high sulphur heavy oil that have the potential to be desulfurized and upgraded to lighter products thereby increasing the yield of high value light distillates and transportation fuels available from each barrel of oil. The continued commercialization of Genoil's GHU™ and Crystal both for Seaborne applications as well as land based represents the next key phase in the company's growth.

During the quarter ended December 31, 2015, increased due business development requirements, as well as expenses associated with engineering, professional services fees and other expenses associated with regulatory compliance, accounting and finance functions. We do not anticipate a need to raise much more money to execute the Zhongjie project.
Genoil is also exploring other projects where the Company may share in the ownership of upgrading operations and/or heavy oil assets in exchange for the utilization of the GHU™ technology at cost.
GHU - BUSINESS UPDATES
Hebei Zhongjie Petrochemical Group - 2016 Update
Genoil have recently returned from a fruitful trip to China where we are working to form a new company as per the terms of the recent $700 million JV contract signed in January 2015.  The recent engineering studies combined with local market conditions for refiners in China, allow us to estimate favorable profitability even at today's current oil market price. The formation of this corporation will lead to the hiring of personnel for our JV's office. In addition to Genoil's newly opened office in China, the joint venture is planning to open an office in China to begin the project. The corporation is also working on obtaining the permitting necessary for the project.
Hebei Zhongie History
In November 2015 Genoil met with Hebei Zhongie Petrochemical group's president to discuss the results of the recent feasibility study to review the engineering and economic work to date and an execution plan for the project.  Genoil top executives will be traveling to China by year end for further meetings with all involved parties.
On January 31, 2015 Genoil signed a $700 million joint venture contract with Hebei Zhongjie Petrochemical group (the Hebei provincial government is very excited by this new partnership) to construct a state of the art 1.3 million ton per year refinery utilizing the Genoil GHU technology. The respective equity interest ratio is 70% for Genoil and 30% for HYT. Genoil management was able to bring a long relationship between the parties to contract and to do that with improved terms for Genoil. There is a long history and working relationship between the parties and Genoil is feeling optimistic about the evolution of this relationship. Genoil feels very confident that the support from China will enable the partners to raise financing on a timely basis and to begin construction.

China National Petroleum Corporation's division had completed the Hebei Zhongjie project feasibility study back in 2008, currently the feasibility study is now being updated at Hebei Zhongjie's expense by another engineering company. Genoil is exploring involving CNPC as the engineering contractor for the project. This engineering work showed an internal rate of return on investment of over 55% on similar international projects.
Hebei Zhongie Petrochemical Group asked to secure heavy oil energy resources to the Chinese market, utilizing the Genoil upgrading process to produce light sweet oil for their consumption.  They have asked us to reach out to our connections in the Middle East and other NIOC's, and have expressed interest in exploring a joint project outside of China as well. This presents a much larger business opportunity for Genoil. The previous feasibility study and design test conducted by Genoil & CNPC at Two Hills, Alberta, was done with this theme in mind and to target desulfurization of Arab Medium crude oil for a Middle East client, who we were working with at the time.
Construction of this first GHU® commercial unit remains subject to project financing approval, however Genoil has serious financing interest from a major Chinese lender.  Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed engineering, to procure all the parts and oversee the construction of the plant.
The Hebei Zhongjie Genoil Upgrading refinery will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a no waste, bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.
Prior to contract signing, Hebei Zhongjie and Genoil signed a revised LOI that reflects more favorable terms for this deal, especially with respect to the financing.  Genoil's initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project's assets as collateral for a loan from local financial institutions.
Back on April 25th, 2007 the Company announced that it entered into a definitive testing agreement with Hebei Zhongjie Petrochemical Group Company Ltd. (HZ) for testing of their heavy oil at Genoil's pilot plant, following a letter of intent signed in October 2006. The oil samples of the M180 and HZ refining residual oil blend were shipped to Genoil's pilot facility and testing was completed in September 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®.  Genoil has also completed all laboratory analysis, and a set of results and upgraded oil samples were sent to a laboratory in China. Hebei Zhongjie is now more committed to Genoil than they ever were.

Lukoil – 2015 Update
Discussions between Lukoil and Genoil are very much alive. Top Genoil management recently met Lukoil's top management in Moscow and in Geneva with LITASCO trading in June 2015. The parties are exploring several potential projects including projects outside of Russia such as in, Rotterdam. Genoil discussed the various project proposals and ideas with headquarters, and Genoil management was invited to meet the President of Lukoil. The Lukoil President's key advisor is his VP Thomas Mueller. Mr. Mueller was formerly with Conoco Phillips and he is intimately involved in decisions relating to Genoil. We consider his Conoco background to be positive especially considering the GHU technology was operated at a Conoco oil field.
Lukoil showed renewed interest in the Genoil technology when Lukoil sent Genoil a request for proposal at the end of 2012. The prior lapse period in contact between the two parties was due to the previous representative who disengaged along with several Genoil employees and one Genoil director who was funding the Russian representative at the time. With this issue behind us, and with all the recent activity, Genoil believes that the Lukoil interest could lead to a deal or contract for a 60,000 BPD GHU field upgrading facility, with the first train consisting of a 20,000 BPD stand alone facility. The request for proposal was to construct a facility in three (3) phases or trains each consisting of 20,000 BPD each.  Genoil submitted a full commercial proposal to Lukoil in January 2013 for review by Lukoil.  Genoil submitted the proposal on time and this proposal is now being seriously considered by senior management.  Genoil's test of Lukoil's crude was successful in achieving exceptionally high rates of conversion of the crude's pitch component at low cost, thus satisfying Lukoil's requirements for API upgrading & desulfurization targets. Lukoil's R&D department has expressed that they are extremely satisfied with the Genoil GHU Upgrading technology. Genoil has also offered to provide Chinese project finance for Lukoil. This too is being discussed along with other proposals and ideas.
Lukoil Past Testing & Long Relationship
The relationship with Lukoil goes back several years but Genoil was not speaking to top management back in August 2004. At the time, all discussions were held with Lukoil-Komi LLC, a wholly owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests on its heavy crude from the Yarega deposit using the Genoil Hydroconversion Unit (GHU®). For that purpose Lukoil-Komi flew 150 barrels of Yarega high sulphur heavy crude to Genoil's Two Hills, Alberta testing facility.
Upon completion of the tests, whose results were similar to Conoco Canada's, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions and run times. A full crude assay was conducted by an independent laboratory using the sample collected before, during and after processing their crude in the Genoil Two Hills pilot facility, and the results exceeded the specifications set forth by Lukoil-Komi.  Genoil's engineers in collaboration with engineers at Stantec (large Canadian engineering firm) provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply.

Management has had several detailed and serious discussions with representatives of Lukoil.  Lukoil's team visited Genoil's offices in Edmonton in July 2006 for discussions on the Lukoil-Komi project.  Lukoil-Komi requested a formal proposal from Genoil for a 65,000 barrels per day facility to be submitted to Lukoil-Komi by October 1, 2006. It wasn't until 2012 that communication was once again restored with Slobodan Puhalac's help and once again Lukoil brought up the same capacity of 65,000 bpd.
Munich Capital Partners
On February 3, 2015 Genoil signed an agreement with Munich Capital Partners to finance Genoil projects around the world. Stefan Volk who was a managing partner and shareholder of Hannover Leasing heads Munich Capital. Hannover Leasing represents more than 68,500 private and institutional investors, 9.7 billion euros in equity capital and more than 200 closed-end equity investments. Total investment volume of the assets under their management equals 14.4 billion Euros. Stefan has 28+ years of industry experience in banking and the financial markets. Stefan was also head of structured products at Dresdner Bank, Head of financial institutions and public sector business at BNP Paribas, and head of debt and capital markets / FI corporate finance at Union Bank of Switzerland. In addition to financing Munich Capital has also been working on business development assisting Genoil with introductions in Western Europe.
Genoil Emirates
Genoil and the first son of the ruler of the United Arab Emirates jointly establish a subsidiary corporation in the United Arab Emirates (Genoil Emirates LLC), which corporation will focus upon the fields of crude oil upgrading, oil and water processing, treatment in the UAE.  The corporation is jointly owned by S.B.K. Commercial Business Group LLC and Genoil.  S.B.K. stands for Sheikh Sultan Bin Khalifa, and he is the first son of the ruler of the United Arab Emirates. This strategic alliance was brought about extensive due diligence and the recognition of the Genoil technology superiority.  Superior technology and the right local partner is what's required to break into a very restricted industry. In the future this relationship should offer Genoil access to this industry, as well as to capital and operational prospects through its affiliations within the UAE.
On October 22, 2012 Genoil Emirates announced that it had successfully obtained a Professional License to upgrade crude oil as well as pollution and environmental protection services in the United Arab Emirates, and has been added to the Commercial Register in the Emirate of Dubai. Genoil Emirates has established its head office in Dubai. P.O. Box 98445, Dubai UAE.

Bunker Fuel & Blue Communications
Genoil is re-approaching the bunker market building on the work already done with OW Bunker & Trading in 2014. Back then, Genoil signed a Memorandum of Understanding with OW Bunker & Trading, who at the time was the largest bunker fuel trading company in the world. OW had approached Genoil with the idea of applying the Genoil GHU process to desulfurize fuel oil to reduce the content to comply with MARPOL regulations. The Memorandum of Understanding, was to build an upgrader for which OW Bunker will supply the feed oil to Genoil. As part of the agreement, Genoil will build the Hydroconversion Upgrading System (GHU), while OW Bunker has agreed to purchase one million tons a year of low sulfur IFO from Genoil at an agreed price. The GHU unit will upgrade and desulfurize the feed Genoil's patented process to produce a marine fuel oil IFO 380, which complies with future IMO and EU regulations in the Emission Control Areas (ECA), which intend to implement a limit of 0.1% sulfur content for the marine industry. The bunker fuel market is estimated at around five million barrels per day. The purpose of this partnership is produce inexpensive low sulfur bunker fuel for the shipping industry. Genoil & OW Bunker have already selected a site in the port of Rotterdam. The deal became sidelined due to the OW Bunker scandal that rocked the industry.
Blue communications had represented OW Bunker at that time. After a period of time many OW executives that Genoil was working with relocated to other companies. Genoil approached Blue Communications in early 2016. Blue Communications Ltd, is a leading communications and business consultancy specializing in the marine, energy and environment sectors. Subsequent to 2015 Genoil has hired Blue to consult on the shipping industry and assist in marketing and sales.

Blue will support Genoil's management team in effectively positioning Genoil within the shipping industry, and helping the company to unlock the significant potential for its proprietary technology, the Hydroconversion Upgrader (GHU), which converts heavy crude oils and refinery bottoms into clean burning fuels. The GHU will help the shipping industry meet the demand for cost-effective low sulfur bunker fuel at a fraction of the cost charged by oil refiners to produce less emitting and compliant products, in line with current and impending International Maritime Organization (IMO) and European Union (EU) environmental regulations.

The shipping industry recently began the transition from heavily polluting Heavy Fuel Oil (HFO) with a maximum sulfur content of up to 3,500 parts per million (ppm) to regional emissions caps of 100 ppm in Emissions Control Areas (ECAs) in Europe and North America mandatory from 2015. In addition, an anticipated global cap of 500 ppm will be enforced, most likely by 2020. Genoil's technology presents the shipping industry with a choice; to purchase more expensive cleaner fuels, such as marine diesel oil (MDO), or utilize a technology that can extract sulfur at considerably less cost to the ship-owners, charterers and shippers that pay for the over 300 million tonnes of bunker fuel consumed by the industry each year.

Crystal Oil & Water Separation Technology
In January 2016, Genoil and Xi'an Beigeng Energy Technology Company, Ltd have signed an exclusive strategic alliance agreement to sell the Crystal Industrial Land Separators, of which the Chinese Market potential is estimated at over one thousand separators. Genoil has shipped a Crystal separator to China to be placed at Sinopec. This proven technology has been in operation at multiple locations for over 20 years. Genoil has about seventeen large Crystal Industrial Land Separators in operation, the largest handling 50 cubic meters per hour of capacity. Crystal technology is Coast Guard and IMO approved which allows for discharge at sea, and does not require the use of chemicals or filters. Xi'an Beigeng specializes in filtration, providing complete process technical solutions and custom-made process equipment to the petrochemical and natural gas industries in China . Xi'an Beigeng has strategic relationships and successful marketing experience with CNPC, Sinopec, CNOOC and Yanchang Oil Group.

Genoil's Crystal SeaTM separators are state-of-the-art bilge separators, which have been certified by the US Coast Guard & American Bureau of Shipping in accordance with the International Maritime Organization Resolution MEPC 107 (49).  Crystal Sea water separators utilize a patented, unique gravity driven process for compartmental multi-stage separation of immiscible phases with different densities such as heavier or light oils and water.  Crystal SeaTM separators do not require a filter media making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products. According to the feedback of presidents of two major tanker lines estimate $9000.00 per year in savings over competing models.
Genoil's Crystal oil and water separator is a compact unit that is able to handle small volumes (from .25 cubic meters per hour to 50) using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil- water separation technology.
Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah, meeting IMO MEPC 107 (49) resolution and receiving the United States Coast Guard certification, which requires bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less that 5 ppm for discharge into inland waters. Certification of the Crystal Sea was also received from the American Bureau of Shipping.
The Crystal Sea is the newest generation of our existing Crystal technology. In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities aboard.
Several entities are looking at the Crystal technology for produced water at the oil field. The company is working to secure representation for Industrial applications in China. The company is in negotiations for this purpose.
In North America Genoil has approached Chesapeake, EOG Resources Inc. and other oil producers with a cost effective solution to recover the remaining 1-2% oil found in produced water. The company is currently looking to expand its sales team in North America. The company installed a Crystal at a local oil producer up in Canada. The purpose of this installation was to demonstrate the efficiency of Genoil's equipment at eliminating oil from the water.

Genoil is in the process of determining low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets.  As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.
In 2013 Genoil received a testimonial letter from Vela International Marine Ltd. about a Crystal installation onboard a 330,000 TDW tanker stating that the unit Crystal Sea performed satisfactorily. Discussions are ongoing for the purchase of many more units and all parties including Donghwa are in regular contact.
The bilge separator market has a potential 84,000 ship market. Due to streamlined production techniques, improved design and eagerness to break into the market; Genoil has reduced the retail price dramatically. Due to these measures we should be highly competitive moving forward. We expect to generate revenue from the Crystal in the near future.
During November 2011, Genoil received ABS certification for all Crystal Sea models.  This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.
Fines for overboard discharge pollution levels exceeding 15 parts per million have been implemented around the world. New ships are required to have bilge water cleaning systems that meet the higher international pollution standards.  Also, all ships built prior to 2007 had to meet those standards by the close of 2009.  A ship's bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. The oily water released into the water of harbours and bays significantly pollutes the environment.  Genoil is focusing on this market's growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean.  The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies.  Genoil also expects to address the global contamination of a port's water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.
In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump.  In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.
On October 31, 2012, the Company announced that it renewed marketing, manufacturing and distribution rights to Donghwa Entec, a reputable Korean manufacturer of marine equipment. The rights pertain to the Crystal Sea oily-water separators designed for the new shipbuilding industry together with retrofitting of existing ships. Genoil models feature one of the most compact bilge separators worldwide with throughputs ranging from 0.25 m3/hr. capacity to 10 m3/hr. units.

Genoil has several patents for the Crystal technology.
MANAGEMENT OVERVIEW
David Lifschultz has headed Genoil as CEO since 2001. Since working for Genoil, David has not received any cash compensation nor has he sold any Genoil stock. Even while the stock was over $1.50 per share he did not sell any shares. No executives or board members of Genoil receive any cash compensation. They only receive shares and options or option equivalents.
The Company has been building its internal capabilities. Genoil currently has seven full time employees, thirty part time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, Dubai UAE.
The company seeks to work through commission agents and employees who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.
The company has had significant personnel changes in 2015. Management has been aggressive at attract real talented individuals who are very experienced, knowledgeable and will assist Genoil in realizing its objectives in different markets.
Genoil hired a new top former Suncor engineer. HaiMing Lai brings with him over twenty years of experience in research and development, application and engineering of hydro-processing technologies in oil and gas. His career has involved two engineering lifecycle, one is R&D and the other is application of process technologies.

HaiMing previously worked with Suncor Oil Sands Development to plan, identify, initiate, execute, and monitor the existing FB 93/94 operations and Diluent Stripping Unit (DSU)/CPF debottleneck projects. He led the creation of nameplate simulations for the existing facilities and debottlenecking models to develop the scope of work and the design basis. HaiMing Lai also analyzed historical operating data, evaluated improvement initiatives, issued the technical recommendations, and provided the technical support on the development of the key process deliverables.

Before working at Suncor, HaiMing Lai worked with Jacobs where he had the opportunity to experience the full project lifecycle of SAGD/upgrader facility design. As a technical expert, I made technical proposal, recommendations, presentation and design and technical modifications to improve process design offering on the SAGD plant design and technology implementations. All delivered project were on schedule within budget. In particular, CNRL Kirby South project was awarded as the 2014 Jacobs Master Builder.

Prior to moving to Canada he worked with the Beijing Research Institute of Chemical Engineering to manage execute and implement over 20 lab/pilot/field R&D projects on catalytic kinetics, reactor technology evaluations, and performance enhancement by forced unsteady-state operations. These prototyping technologies have been successfully applied to the hydroprocessing reactor analysis, design and operation for SINOPEC companies. One of HaiMing's R&D programs won the 3rd class award from the Ministry of Chemical Industry of China. Having done thorough research on Genoil, HaiMing Lai was greatly impressed by the GHU technology for the heavy oil upstream and downstream application. He is a valuable addition to the Genoil R&D team.

In 2015 Genoil retained David Kirubha who is based in Dubai as regional vice president and advisor for Kurdistan and Northern Iraq. David is a project engineer who brings to Genoil extensive experience in mechanical engineering, piping, process, technical safety issues, civil & structural, electrical. His background is in heavy oil having worked 8 years in Kurdistan. His wide reaching background also extends to instrumentation & controls in oil & gas plants, power plants, desalination units, sampling and testing of hydrocarbons (PVT, Crude Assay, etc.).

David Kirubha was formerly with DNO ASA, and was working multiple projects from design concept and engineering through to construction and commissioning. David has experience executing multi billion dollar projects and working as the single point of contact between management, customers, vendors, consultants as well as the construction & commissioning teams. David's Project Engineering background includes estimation, tendering, team leadership, quality control, HAZOP, HAZID, Risk management, QRA studies, OSHA safety and compliance, construction codes and permits. David has skillful negotiation with vendors, materials management, hydraulic calculations, final project completion and assisting with commissioning activities.

In May 2013 Slobodan Puhalac joined Genoil's advisory board. Slobodan who has high level governmental contacts went onto become a Genoil Board of Director in July 2013. He has been overseeing the construction of the South Stream Pipeline in Bosnia. He is currently director of a company called Gas-Res, which is a joint venture with Gazprom, one of the largest global energy companies in the world. He is an important energy player in Russia and the Balkans and is strategic advisor to the President & CEO of Genoil. In addition to the South Stream Pipeline, he is in charge of the construction of several natural gas power plants. Being a former energy minister, finance minister, foreign trade minister and economic relations minister in Bosnia, Slobodan brings a multitude of energy related contacts and knowledge to Genoil. It was Slobodan who re-established contact with Lukoil.
Bengt Koch was the former CEO & Executive Chairman of Atlantic Container Lines. Bengt has worked with many leaders of the largest shipping companies. He brings to Genoil a vast knowledge of the shipping business, board and managerial experience. He was also director of marketing and operations prior to becoming Chairman. Following his time at ACL Bengt went on to become managing director of Italia di Navigazione and DSR Senator lines. Bengt will focus his energies on marketing Genoil's different products to shipping lines including especially selling the GHU for Bunker Fuel desulfurization. Bengt joined the board of Genoil in November 2013.

Bruce Abbott became president and director of Genoil in late 2013, replacing Thomas Bugg who resigned. Also, in 2013 Bengt Koch replaced Ron Hutzel who subsequently left the company. Bruce has been working for Genoil since 2009 on business development and strengthening relationships such as with SBK Holdings. He has brought several people into the Genoil organization such as Hashem Dezhbakhsh, SBK Holdings, Slobodan Puhalac, Bengt Koch, Paul Rubin, and Dennis Sears.
In late 2014 the company added Marc Adler to its advisory board and retained Marc as an advisor to Genoil for China and intellectual property strategy. Mark worked for Rohm & Haas for 25 years and was their Chief Intellectual Property Counsel and Associate General Counsel from 1993-2008. Rohm & Haas sold to Dow Chemical in 2008 for $18 billion. Marc has worldwide responsibility for all intellectual property matters for the company including patent preparation and prosecution, intellectual property strategies, licensing and litigation and he managed a group of 25 attorneys and agents in the USA, Europe, Japan and China.
Genoil grew its engineering team recently with the new Senior Vice President of Engineering and Project, Mr. Slavko Scepanovic who over his 30 year career has gained valuable experience, project management and finance, raising over a billion dollars for energy projects. He was the first deputy director of Optima Group since 2008. Slavko, an expert in financing projects, worked with Zarubezhneft to create the Optima division raising in excess of a billion dollars for them.  He has worked on many oil and gas projects in the Russian Federation as well. He conducted technical feasibility studies to determine conditions of financing and to provide funding for those projects. He used to be with Synergie Trading and Jupiter Investments. He brings a great deal of Russian business experience to Genoil especially in the form of deal closings. He has had a long working relationships with Slobodan Puhalac and has known him for many years.
John I. Novak has returned as a special advisor to Genoil.   John has more than 25 years of technical and senior management experience within satellite communications at GM Hughes electronics. Mr. Novak served as Chief Business Strategist of Hughes, where he was responsible for identifying and developing new business campaigns. He is regularly advising Genoil's top management and is an integral part of new business development in Europe. He is responsible for introducing Genoil to Munich Capital Partners who in turn introduced Genoil to two refineries in Germany.  The parties are in discussions with Genoil to develop a refining project utilizing the Genoil GHU technology.
Eric Rinker became Vice President of North America in late 2013 bringing with him twenty-five years engineering experience. Eric will lead our corporate sales and marketing effort in the region. His career began as a field engineer with Schlumberger. He has worked in various operational and management roles with Halliburton & Weatherford. Eric is a professional engineer with strong leadership skills, experience working with engineers and has over twenty five years of oil field experience. The appointment of Eric Rinker will enable Genoil to introduce Genoil's Crystal Separators for land applications.

In August 2015, the company opened an office in Rio de Janeiro, Brazil and retained Rodrigo Dos Santos as Vice President & General Manager to head the local office there and focus on the Brazilian, Venezuelan, and Columbian markets. Rodrigo has an energy and finance background and is diligently pursuing old leads and business opportunities in Brazil and in Venezuela. This includes an old testing contract Genoil signed with PDVSA.
The company has hired Dennis L. Sears, who is an international sales and bunkering consultant. He is spearheading Genoil's Bunker fuel sales with over 20 years of experience as an international bunker fuel supplier.
Leslie Vanderpool has also joined Genoil's advisory board. Leslie has extensive contacts in the financial world. She will assist Genoil in introducing Genoil to large funds, assist in business development and public relations. Leslie is the founder and executive director of the Bahamas International Film Festival. Leslie is friendly with many leading celebrities and movie critics including Sean Connery & Nicolas Cage. In addition she introduced Genoil to a leading fund manager who manages his personal fortune of over $8 billion. Leslie also knows many bankers, industrialists and oil drillers. She will use many of her contacts to generate interest in Genoil and exposure.
Genoil has retained a new legal consultant. Mr. Michael Daher. Michael is a graduate of Politics & Law from Suny Binghamton University. He also attended Thomas M. Cooley Law school where he earned both a Juris Doctor, and Master of Law Degree in Corporate Law & Finance. He is a former Law Clerk for Chief Judge Richard D. Ball in the 54 B District Court. Besides legal assistance Michael has helped the company with sales.
Subsequent to December 31, 2014, Former Board member Joseph Fatony has rejoined the company and has been assisting Genoil to obtain project finance. Joseph will be Genoil's newest Advisory Board member. Joe has been advising Genoil on compliance and regulatory issues. During his career, which spans over 40 years, Mr. Fatony has held executive positions in the investment and banking industry and has developed, managed and been consultant to real estate projects nationwide. Mr. Fatony was Chairman of the Board and founder of SRF Builders Capital Corp., a New York State mortgage bank.  He was responsible for the origination and funding of real estate projects throughout the northeast.  SRF was a joint venture with a Fortune 50 company and together they initiated, funded and completed in excess of $500 million of real estate financings. During his career, Mr. Fatony has financed in excess of $3.5 billion in real estate projects throughout the United States and Canada. His executive positions in the banking industry include that of Vice President with the Bank of New York for over 20 years. During that time, Mr. Fatony was officer in charge of the Wall Street Private Banking Department. Prior to that, he was officer in charge of the Fifth Avenue Trust Department. He has acted as consultant to syndicators in real estate and securities.

JR Owens joined Genoil as Vice President & Chief Operating Officer of Genoil USA focusing on North America.  JR is President of Cat Bottoms Fuel FS INC. 'J.R.' has more than thirty four years of oil industry experience as a consultant, global sourcing advisor, loss control specialist, terminal manager and trader.  J.R. has provided consultant services to Canadian trans loading companies, and John W. Stone Oil Distributor, LLC.  Prior to his present position, 'J.R.' has worked with J.P. Morgan Venture Energy Corp., RPG Industries, Phillips Carbon Black Division, Aditya Birla Group, Birla Carbon Division, Griffith Energy, Oil Chem Trading, Ag-Chem Commission Co., Towing Charters Inc. and National Petroleum Sales Inc.

Viscount (Lord) Torrington joined Genoil as an advisory board member. He graduated as a geologist from Oxford university in 1964 and after ten years in the mining industry, largely in Southern Africa with Anglo American Corporation and Lonrho, he became CEO of the Attock Oil Company (later Anvil Petroleum), subsequently serving as Chairman of Expro North Sea, a major UK-based international service company. In 1994 he became Managing Director of Heritage Oil & Gas, initiating its successful entry into oil and gas discoveries in Congo Brazzaville and Uganda's Western Rift Valley.

Lord Torrington also served on the House of Lords European Communities Energy Committee, chairing it from 1984 to 1987. He is currently a non-executive Director of Lansdowne Oil & Gas plc and involved in wildlife charities in Africa. Mr. Torrington's career has involved technical, administrative and financial roles in the worldwide natural resources industries and contact or negotiation with financial institutions and governments on all continents at many levels."

Haijun Xu has rejoined Genoil in 2014 and has been instrumental in completing the Hebei Zhongjie contract. Dr. Haijun Xu obtained Bachelor degree in Chemical Engineering from Tsinghua University, China and PH.D degree of Engineering from University of Akron, Ohio, USA. He is a registered member of the Association of Professional Engineers, Geophysics and Geologists of Alberta (APEGGA). Prior to joining Genoil Inc. in 2007, Dr. Haijun Xu worked as Post-doctoral Fellow in Petroleum & Chemical Engineering Department, University of Calgary, Alberta, Canada in 2004 - 2007. Among his numerous achievements, he has published many academic papers in high-level engineering and scientific journals. He has a lot of experience in chemical & petroleum engineering field and project management, including the feasibility and scoping studies, process simulation, conceptual design, detailed engineering, heavy oil upgrading and gas processing industries, etc.  At Genoil Inc., Dr. Haijun Xu focuses on the development of the GHU catalytic hydroconversion technology and projects, and conducts  research  and engineering design in the development of GHU.

The company has retained its critical advisors Hashem Dezhbakhsh who is the chair at the Economics Department of Emory University. He has worked for the company devising economic models and lending his advice on business strategy.  The company has also retained Paul Rubin who is a Samuel Chandler Dobbs professor of Economics at Emory University.
Candice Beaumont continues in her role as Strategic Advisor. Candice has raised over  five million dollars for Genoil. She attends and speaks at international investment conferences on behalf of Genoil. Candice started her career in Corporate Finance at Merrill Lynch. Working as an investment banker at Lazard Frères for several years, executed over $20 billion of merger and acquisition advisory assignments. She left Lazard to work as a private equity principal at Argonaut Capital, where she was responsible for all aspects of new investment execution for the firm and its portfolio companies. She is a former world ranked professional tennis player. Ms. Beaumont was chosen as a Young Global Leader by the World Economic Forum. This honor is bestowed by the World Economic Forum each year to recognize the most distinguished and inspiring leaders under the age of 40, after reviewing thousands of nominations from around the world.

MANAGEMENT CHANGES SUBSEQUENT TO 2015

Tim wolf Joins Genoil as advisory board member. Tim Wolf is President of Wolf Interests, Inc., the investment entity that he established after he retired as Chief Integration Officer of MillerCoors Brewing Company in June, 2010, a $10 billion merger that he helped effect and that was completed in July, 2008. Tim was responsible for converging and integrating the two companies and ensuring delivery of $500 million of cost reduction synergies.

Prior to joining MillerCoors, a transaction that he helped direct, Mr. Wolf was Chief Financial Officer of Coors Brewing Company from 1995 to 2005, when he became Global Chief Financial Officer of Molson Coors Brewing Company, another merger that he helped negotiate, close and refinance. He was instrumental in working with the team that achieved $180 million of synergies in less than 3 years and drove reduction of the debt associated with refinancing and restructuring the highly successful Molson Coors merger, well ahead of commitments to its Board.

During the nearly 14 years that Mr. Wolf was CFO of these two companies, along with the many Coors and Molson Coors teams, he helped build a broad variety of disciplines, capabilities, systems, talent, teams, credibility and strong operating results that drove more than $10 billion of shareholder value, as of his move to MillerCoors in July, 2008.
Focusing on cost reduction, cash generation, and the talent and tools needed to achieve them, Mr. Wolf helped drive Coors Brewing Company's $1.9 billion acquisition of Bass Breweries, subsequently achieving the 4 years debt reduction plan in less than 3 years. The resulting financial strength of Coors paved the way for its $6 billion merger with Molson Breweries in 2005.

Prior to coming to Colorado with Coors, Tim spent nearly 10 years with PepsiCo in planning, finance, control and strategy roles of increasing responsibility in its soft drinks and fast food businesses from 1980 to 1989. Before arriving at Coors, from 1989 until 1993, Mr. Wolf was Controller, Chief Accounting Officer for the Walt Disney Company, and then Senior VP of Euro Disney, Marne La Vallee, France, where he ran all infrastructure and support groups for this unprecedented, $5 billion start up. Tim and his family lived in Paris for two years. During his career, Tim has done business in or visited nearly 40 countries.

Most recently Mr. Wolf has:
•	Assisted Colorado Governor John Hickenlooper with change management opportunities to operate more efficiently and effectively, during the first half of 2011;
•	Been a member of the Board of Directors of Xcel Energy, Inc. since 2007, serving on and currently Chairing its Audit Committee, and serving on its Operations, Nuclear, Environmental and Safety Committee;
•	Served on the Borders Group Board as part of a new turn around board attempt to revitalize the company from 2009 until its sale in 2011;

PROPERTY DESCRIPTIONS

The company's main assets are its hydrogen desulfurization, hydrogen upgrading and separation patents. In addition, the Company owns and operates a pilot upgrader at its 147 acre Two Hills, Alberta facility and its sales and marketing operations through a network of commissioned technical sales agents in 27 countries.

The Genoil Two Hills site is accessible from Fort McMurray Alberta, Canada's premiere tar sands production site. With nearby oil pipeline access, it is the perfect location for Genoil to build a significant upgrader.

This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres, and access to 388,550 cubic meters of valuable water to be derived yearly from an adjacent river. This water is critical to the new development of local brine production. It is also vital for environmentally acceptable disposal and processing of tar sands, and oil well production waste. The multiple salt caverns intend to be utilized for a variety of purposes including waste oil disposal, sand, and wastewater disposal or as natural gas storage. Alberta Oil Sands production relies heavily on safe waste disposal, processing and reclamation. Genoil is committed to new solutions to minimize and prevent waste. With a focus on recycling, we plan to convert this site to a state of the art waste oil/water disposal and treatment facility conveniently located amidst several waste disposal companies.

Genoil intends to recover hydrocarbons and other products from this waste oil, and wastewater that otherwise would be injected into the giant caverns. Alternatively, several of these massive salt caverns could become gas storage facilities depending on the future pricings. Any development is subject to obtaining the proper permits from the necessary regulatory agencies, further detailed economic analysis and obtaining appropriate financing.

GHU Upgrading Patent Renewal
On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydro-conversion upgrader technology.  The patent is a valuable addition to Genoil's upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

Convertible Notes
On October 16, 2015, the company extended their Series E convertible notes amounting to the aggregate principle amount of $1,227,355.84.  The notest have accrued an aggregate interest amount of $1,538,686.16 from their date of issue on October 6, 2008 to their stated maturity date of October 6, 2015. The note matures on October 6, 2018.
SUMMARY OF ANNUAL 2015 RESULTS
Genoil has always sought to model its operations on the pre-IBM contract Microsoft.  Until it achieves a significant GHU® Upgrading contract the company will focus on running a low cost operation. Despite recent reductions the company has expanded its sales coverage to countries in key markets that contain over half the world's oil reserves. This new marketing and sales effort utilizes contract commission agents or representatives who had to are responsible for their own expenses.
All the present employees of Genoil work on a profit sharing compensation model, through stock or options.  Its goal is to motivate Genoil's personnel and to link their success with Genoil's.   This structure is designed to motivate sales, and to discourage non-performance. The decline in Administrative Expense from $1,037,951 to $253,695 reflects a successful achievement by management to develop new strategies and to operate much more efficiently and to close deals on a lower budget.
Another paramount issue is liquidity.   The current assets of Genoil are $587,487 and its current Liabilities are $3,099,795 down from $4,506,905 last year.   The $2,186,012 excluding interest of $593,160 in debentures maturing in October 2018 held by the Lifschultz Family Interests who have always historically rolled over their debentures including unpaid interest and the intent in the future is to do the same.
The has a small amount of current liabilities and has been raising sufficient funds to meet current operations.  The company relies on private placements for its funding and with recent deals closed, is more confident that it will continue to be able to fund its obligations at an accelerated pace.
Genoil intends through smart cost cutting techniques, and a leaner cost sales strategy, to operate on an extremely low cash burn while significantly growing its sales representation through the utilization of only commission agents or representatives.  At the signing and funding of a contract, the company could rapidly expand its engineering staff just as Microsoft did after they signed up IBM based on the Alfred P. Sloane Jr. model.
Critical Accounting Estimates
The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Company's financial results and financial condition.

Management's process of determining the fair values assigned to any acquired assets and liabilities in a business combination is based on estimates.  These estimates are significant and can include future costs, future interest rates, future tax rates and other relevant assumptions.  Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.
The fair value of stock options is based on estimates using the Black-Scholes option-pricing model and is recorded as share-based payments expense in the financial statements.
EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
For the quarter ended September 30, 2015 the CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management's Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian International Financial Reporting Standards (IFRS).

The Company's internal control over financial reporting includes those policies and procedures that
(i)             pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)            provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(iii)           provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

The Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2015 due to the following material weakness:
· Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.
Remediation to Address Material Weakness
The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

There has been no change in Genoil's ICFR that occurred during the period beginning on July 1, 2015 and ended on December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.
RISKS
The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company's ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights.  There is no certainty that the Company will be able to raise the necessary capital.
To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.
The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained.  The commercialization of the Company's technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company's business development and marketing activities.  If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
LIQUIDITY RISK
The Company is subject to liquidity risk attributed from accounts payable and other accrued liabilities and other liabilities.  Accounts payable and other accrued liabilities are primarily due within one year of the balance sheet date.
INTEREST RATE RISK
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.
FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year.  The exchange rates may vary from time to time creating foreign currency risk.  At December 31, 2015, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.